

June 28, 2013

Via e-mail
David H. Ownby
Chief Financial Officer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **Re:** **Regal Entertainment Group**
> **Form 10-K for Fiscal Year Ended December 27, 2012**
> **Filed on February 25, 2013**
> **File No. 001-31315**

Dear Mr. Ownby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

Admissions, page 27

1.   We note your disclosure regarding the changes in factors such as average ticket price and attendance. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on admissions revenues. For example, please revise to quantify the actual dollar amount of aggregate net admission revenues change during the period attributed to a change in attendance.

<u>Other Operating Revenue, Page 28</u>

2.   We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that the increase in other operating revenues during the Fiscal 2012 Period was primarily driven by increases in revenues from our vendor marketing programs, increases in other theatre revenues and increases in theatre access fees, partially offset by a decline in revenue related to our gift card and discount ticket programs, but you do not quantify each of the different factors. Please ensure that all material factors are analyzed and quantified to the extent practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief